Filed pursuant to Rule 433

Registration Statement 333-202025

Relating to Preliminary Prospectus Supplement dated August 2, 2017

Republic of Colombia

Pricing Term Sheet

U.S. $1,400,000,000 3.875% Global Bonds due 2027

Issuer:	Republic of Colombia
Transaction:	3.875% Global Bonds due 2027
Expected Issue Ratings*:	Baa2 / BBB / BBB (Moody’s, stable / S&P, negative / Fitch, stable)
Format:	SEC Registered
Principal Amount:	U.S. $1,400,000,000
Reopening:	The bonds constitute a further issuance of, and will form a single series with, the outstanding U.S. $1,000,000,000 aggregate principal amount of the Republic’s 3.875% Global Bonds due 2027 issued on January 25, 2017.
Pricing Date:	August 2, 2017
Settlement Date:	August 9, 2017 (T+5)
Make-Whole Call:	Prior to January 25, 2027 at a discount rate of Treasury Yield plus 25 basis points
Par Call:	On and after January 25, 2027 (three months before the maturity date) redeemable at 100.000%
Maturity Date:	April 25, 2027
Interest Payment Dates:	April 25 and October 25 of each year, commencing October 25, 2017, to the holders of record on April 10 and October 10 preceding each payment date
Benchmark Treasury:	2.375% UST due May 15, 2027
Benchmark Treasury Price and Yield:	100-30+ and 2.266%
Spread to Benchmark Treasury:	155 bps
Yield to Maturity:	3.816%
Coupon:	3.875%
Price to Public:	100.456% not including accrued interest
Net Proceeds (before expenses) to Issuer:	U.S. $1,432,118,722.22 which includes accrued interest totaling U.S. $29,234,722.22 from January 25, 2017 to August 9, 2017, plus accrued interest, if any, from August 9, 2017
Day Count:	30/360
Denominations:	U.S. $200,000 and increments of U.S. $1,000 in excess thereof
Listing and Trading:	Application will be made to list the Global Bonds on the official list of the Luxembourg Stock Exchange and to trade on the Euro MTF Market.
Joint Book-Running Managers:	Deutsche Bank Securities Inc. HSBC Securities (USA) Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated

Preliminary Prospectus Supplement:	http://www.sec.gov/Archives/edgar/data/917142/000119312517245032/d380390d424b3.htm
Clearing:	DTC and its participants, including the depositaries for Euroclear Bank S.A./N.V. as operator of the Euroclear System plc, and Clearstream Banking, société anonyme.
CUSIP/ISIN:	195325 DL6 / US195325DL65

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction, revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Web site of the Securities and Exchange Commission at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at +1 800 294 1322, Deutsche Bank Securities Inc. toll-free at +1 800 503 4611 or HSBC Securities (USA) Inc. toll-free at +1 866 811 8049.

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